Exhibit 4.4

                               FIRST AMENDMENT TO
                          COMMONWEALTH BANKSHARES, INC.
                  NON-EMPLOYEE DIRECTOR STOCK COMPENSATION PLAN

Article III of the Non-Employee Director Stock Compensation Plan is hereby amended to read as follows:

            "The Plan shall be administered by the Board, which shall have authority to interpret all provisions of this Plan; to prescribe the form of Agreements; to adopt, amend and rescind rules and regulations pertaining to administration of this Plan; and to make all other determinations necessary or advisable for the administration of this Plan. Any decision made or action taken by the Board in connection with the administration of this Plan shall be final and conclusive. All expenses of administering this Plan shall be borne by the Company."

Article IV of the Non-Employee Director Stock Compensation Plan is hereby amended to read as follows:

            "GRANT OF OPTIONS.

            The Board shall have authority to designate Participants to whom Options are to be granted and shall specify the number of shares subject to grants. All Options shall be evidenced by an Agreement which shall be subject to the provisions of this Plan and such other provisions as the Board may adopt."

Article V of the Non Employee Director Stock Compensation Plan is hereby amended to read as follows:

            "Upon the exercise of any Option, the Company may deliver to the Participant (or the Participant's broker if the Participant so directs) authorized but unissued Common Stock. The maximum aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Options under this Plan is 70,000, subject to adjustment as provided in Article IX. If an Option is terminated, in whole or in part, for any reason other than its exercise, the number of shares of Common Stock allocated to the option or portion thereof may be reallocated to other Options to be granted under this Plan." [Emphasis added.]